PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 4, 2011)

FILED PURSUANT TO RULE 424(b)(3) and (c)

REGISTRATION NO. 333-163970

$100,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS A NOTES

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This prospectus supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class A Notes.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 AND UPDATED DISCLOSURE REGARDING THE COMPANY AND ITS BUSINESS

The Company’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 3, 2012 is hereby incorporated by reference into the prospectus dated May 4, 2011 (the “prospectus”). For your convenience, a copy of the 10-K/A is attached to this Supplement. The 10-K/A contains the Company’s Financial Statements for its Year Ended December 31, 2011 and updated information concerning the Company and its business, including its Mortgage Loan business. The Form 10-K/A must be read in conjunction with the prospectus. The 10-K/A does not change the terms of the Class A Notes or the terms and conditions of the Offering as described in the prospectus.

It is necessary to review the Form 10-K/A in order to obtain current information regarding the Company’s financial performance and the Company’s financial condition. In particular, potential investors should see the following sections of the Form 10-K/A:

Item 1 – Business

Item 1A – Risk Factors

Item 2 – Properties

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Item 8 – Financial Statements and Supplementary Data Financial Reports.

Unless otherwise expressly defined in the Form 10-K/A, the terms used therein have the same meaning as in the prospectus. To the extent any financial or other information set forth in the 10-K/A differs from or is inconsistent with the information set forth in the prospectus for the same time period, the differing or inconsistent information in the prospectus is superseded and should be disregarded.

RISKS RELATING TO AN INVESTMENT IN THE NOTES

INVESTING IN THE CLASS A NOTES INVOLVES RISKS. CERTAIN “RISK FACTORS” INVOLVED IN AN INVESTMENT IN THE NOTES INCLUDE THE FOLLOWING:

PAYMENT OF THE NOTES IS NOT SECURED OR GUARANTEED BY ANY PERSON. Repayment of the Notes is our exclusive obligation, and the Notes are our sole responsibility and are not the obligation or responsibility of any other person. See “Description of the Notes” commencing on page 24 of the prospectus. In general, as an owner of a Note, or noteholder, you will have no greater right to payment than that of our other general creditors. At December 31, 2011, we had $169.3 million of total outstanding debt obligations, of which approximately 16%, 8% and 8% is due and payable in the years 2012, 2013 and 2014, respectively.

OUR SECURED DEBT REQUIRES US TO MAINTAIN EXCESS COLLATERAL, WHICH POTENTIALLY DECREASES OUR ASSETS AVAILABLE TO PAY THE NOTES AND OUR OTHER UNSECURED DEBT. Our current Credit Facilities and our proposed Secured Notes each require that we secure their payment with Mortgage Loans having an unpaid balance exceeding the unpaid balance of the loan. This excess collateral may not be available to pay the Notes or our other unsecured creditors. This is because there is no assurance that the then current realizable value of the Mortgage Loans constituting this collateral will not be less than the then unpaid balance. Also, in the event of a default under these secured loans, the respective lender has the right to foreclose on its collateral pursuant to the respective credit facility agreement and applicable commercial law. Because these laws generally do not require that the collateral securing these loans will be sold or otherwise liquidated for an amount equal to its then fair market value, these creditors could seize some or all of the excess collateral we pledged to secure their obligation. Thus, our assets remaining after foreclosure on these credit facilities may not be sufficient to repay debt owed to our other creditors, including the holders.

RECENT ECONOMIC DEVELOPMENTS MAY ADVERSELY AFFECT OUR ABILITY TO REPAY THE NOTES. The United States is in the midst of a severe economic downturn that has and may continue to affect liquidity in the credit markets and liquidity and prices in the real estate markets. Rising unemployment results in declines in real estate values and affects the ability of many of our mortgage obligors to maintain contributions upon which they depend to make Mortgage Loan payments. If the economic downturn worsens or continues for an extended period of time, delinquency and losses on Mortgage Loans could increase which could result in losses on the Notes.

TO THE EXTENT WE SELL UP TO $12 MILLION OF OUR SECURED NOTES WE ARE OFFERING OVER THE NEXT 12 MONTHS, THE SECURED NOTES WILL BE SENIOR TO THE CLASS A NOTES WITH RESPECT TO THE COLLATERAL WE PLEDGE TO SECURE THEM. Subject to our compliance with federal and applicable state securities laws, we plan to sell up to $12 million of our secured notes over the next 12 months at the rate of approximately $1 million per month. These secured notes may be secured by our Mortgage Loans having an unpaid principal balance in an amount in excess of the face amount of the secured notes sold. As our secured creditors, the holders of our secured notes will have prior right to payment over our Class A Notes and other debt securities from the Mortgage Loans we pledge to secure their payment. Accordingly, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be reduced to the extent we pledge Mortgage Loans to secure payment of the secured notes. Also, to the extent the amount of collateral for the secured notes exceeds the face amount of the secured notes, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be disproportionately reduced. Other than these secured notes, we do not intend to offer, nor do we anticipate that we will issue, any investor debt securities that are senior in rights to payment over the Class A Notes over the next 12 months. We have not in the past, nor do we intend in the future, to restrict the sales of any of our debt securities to affiliates or other related parties. However, we do not anticipate that any affiliates or related parties will make any significant investments in our debt securities over the next 12 months.

THE TRUSTEE MAY RESIGN IN THE EVENT WE ARE IN DEFAULT OF THE NOTES. U.S. Bank National Association serves as trustee under the Indenture for the Class A Notes. In the event we default under the Notes, we will, by definition under the Indenture, be in default of the Notes. In such event, U.S. Bank National Association may resign as Trustee under the Indenture, thereby requiring the appointment of a successor trustee in accordance with the Indenture. In such event, delays may result in the appointment of a successor trustee, which may, in turn, delay the noteholders’ abilities to pursue one or more remedies as a result of our default.

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YOUR RIGHTS AS A HOLDER ARE GOVERNED AND RESTRICTED BY THE INDENTURE. The Notes are subject to the Indenture which restricts and regulates your rights as a noteholder. For example, in the event of a default or breach by us, under the Indenture you could seek remedies against us only through the Trustee appointed under the Indenture. The Indenture requires holders owning only a majority of the unpaid principal amount of the Notes then outstanding, to take certain acts on behalf of all of the holders. We refer to this vote as a majority vote of the holders. Actions approved or authorized by a majority vote which will bind all holders include the election and removal of the Trustee, adopting certain amendments and supplements to the Indenture and the Notes, and waiving certain defaults, events of default or breaches by us under the Indenture. Moreover, the Indenture contains cross-default provisions whereby our default on one Series of our Note obligations will constitute a default with respect to each other Series of Notes outstanding. Thus, holders suffering an actual default may be more inclined to take action against us than holders who suffer only a technical default on their Notes because of these cross-default provisions. Accordingly, where there is an actual default on one or more Series of Notes constituting less than a majority of the unpaid principal balance of all of our outstanding Notes, such holders may not be able to obtain the required majority vote to appoint a Trustee and proceed under the Indenture. In such event, you may have no practical recourse against us. See “Description of the Indenture” commencing at page 29 of the prospectus.

BY EXECUTING YOUR PURCHASE APPLICATION, YOU AGREE TO BE BOUND BY THE TERMS AND CONDITIONS OF THE INDENTURE. YOU SHOULD CAREFULLY REVIEW THE INDENTURE WHICH IS ATTACHED AS EXHIBIT A TO THE PROSPECTUS. YOU MAY NOT INSTITUTE OR CONTINUE ANY PROCEEDING, JUDICIAL OR OTHERWISE, WITH RESPECT TO YOUR NOTE, THE INDENTURE, OR THE APPOINTMENT OF A RECEIVER OR OTHER TRUSTEE OR FOR ANY OTHER REMEDY IN CONNECTION THEREWITH DURING THE PERIOD OF OPERATION OF THE INDENTURE, UNLESS CERTAIN CONDITIONS, AS SET FORTH IN THE INDENTURE, ARE SATISFIED.

NO ASSURANCE OF HARDSHIP PREPAYMENT IF REQUESTED. In general, the Notes are redeemable prior to maturity upon request, but only in our sole discretion. Thus, holders may not be able to redeem their Notes prior to maturity, particularly during times when there are a significant number of early redemption requests.

THERE WILL BE NO MARKET FOR YOUR NOTE AND YOU MUST DEPEND SOLELY ON OUR ABILITY TO REPAY YOUR NOTE FOR LIQUIDITY OF YOUR INVESTMENT. You should be prepared to hold your Note to maturity, subject to any redemption right you may have under your particular Note. You have the right to tender your Note for prepayment at any time, for which we may charge an administrative fee of not more than 3 months interest payable on the principal amount of the Note. However, our prepayment of your Note is voluntary and you should not rely on our willingness or ability to do so.

THE NOTES ARE NOT RATED AND THERE WILL BE NO SINKING FUND FOR REPAYMENT OF THE NOTES. We have not obtained a rating for your Notes from an independent rating agency and we do not intend to request such a rating. Also, there will not be a sinking fund established for the repayment of the Notes and we must rely on our available cash resources to timely repay your Note. There is no assurance that we will have adequate cash resources available at the time the Notes are due.

THE HOLDERS MAY NEED TO APPOINT A SUCCESSOR OR SUBSTITUTE TRUSTEE BEFORE THEY CAN PURSUE THEIR REMEDIES UNDER THE INDENTURE. Under the Indenture, you and the other holders may pursue your remedies in the event of our default or otherwise exercise your rights under the Indenture only through the Trustee. US Bank is the Trustee. In the event the Trustee resigns or should the holders desire to appoint a different Trustee, they may do so only with a majority vote. Also, finding a suitable Trustee and obtaining the majority vote of the holders could be time consuming and completion of this appointment process could significantly delay the holders’ ability to exercise your rights under the Indenture. See “Description of the Indenture” commencing at page 29 of the prospectus.

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UNDER CERTAIN CIRCUMSTANCES, A MAJORITY VOTE OF THE HOLDERS MAY AMEND OR SUPPLEMENT YOUR NOTE OR THE INDENTURE WITHOUT YOUR CONSENT. Also, by a majority vote, the holders may approve the waiver of any default, event of default or breach of a covenant or other condition under the Note. Moreover, the Trustee has the power under the Indenture to compromise or settle any claims against us by the holders and, if such compromise or settlement is approved by a majority vote of the holders, the settlement or compromise would be binding on all holders. IN ANY OF THESE EVENTS, YOU MAY BE WITHOUT PRACTICAL RECOURSE AGAINST US.

WE MAY NOT BE ABLE TO MAINTAIN OUR PROMISED MINIMUM TANGIBLE ADJUSTED NET WORTH OF $4.0 MILLION AS REQUIRED BY THE INDENTURE. In the event we sustain net losses, we may not be able to satisfy this Minimum Adjusted Net Worth requirement unless our Members contribute additional equity capital. Our Members are under no obligation to contribute additional equity capital and they would make any such additional investment solely on a volunteer basis.

WE HAVE THE RIGHT TO REPAY YOUR NOTE. Thus, we have the right to terminate your investment in a Note at a time its yield increases because of drops in prevailing interest rates.

WE HAVE NOT INDEPENDENTLY DETERMINED THE OFFERING PRICE FOR THE NOTES. We are issuing the Notes at their face amount, i.e., at par. We have not determined the price of the Notes based on any single or group of objective factors. No independent appraisal or evaluation company, or other expert or advisor, has been consulted in regard to the pricing of our Notes. Therefore, there is no assurance that the yield you will receive from your Note is not lower than that which could be obtained from similar investments from other issuers.

WE MAY APPLY THE PROCEEDS FROM THIS OFFERING TO REPAY EXISTING INDEBTEDNESS WHICH WILL NOT INCREASE OUR MORTGAGE LOAN INVESTMENT PORTFOLIO. We may from time to time apply all or a substantial amount of the proceeds from the sale of the Notes to the repayment of interest and/or principal on our credit facilities and/or our previously issued debt securities. We will generally choose to use our available cash funds, which may include proceeds from the sale of the Notes, for these purposes, rather than liquidate our short-term investments or Mortgage Loan investments for these purposes.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus supplement is May 4, 2012.

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